Exhibit 12.1

FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
12/31/2009
(Thousands)

	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Earnings
Income Before Assessments	322,192	38,777	204,816	186,041	185,627
Total Fixed Charges	575,165	1,642,925	2,517,128	2,238,914	1,500,725
Capitalized Interest	-	-	-	-	-

Total Earnings	897,357	1,681,702	2,721,944	2,424,955	1,686,352

Fixed Charges
Interest Expense1	575,165	1,642,925	2,517,128	2,238,914	1,500,725
Capitalized Interest	-	-	-	-	-
Estimated Interest Attributable to Rental Expense 2	-	-	-	-	-

Total Fixed Charges	575,165	1,642,925	2,517,128	2,238,914	1,500,725

Earnings to Fixed Charges Ratio	1.56	1.02	1.08	1.08	1.12

1 For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.
2 The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.